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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28560

                           NOTIFICATION OF LATE FILING

(Check One)
[ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended: December 31, 2005
                                      ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________

Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                               PART I
                       REGISTRANT INFORMATION

                           NETGURU, INC.
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                        Full Name of Registrant

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                      Former Name if Applicable

                      22700 SAVI RANCH PARKWAY
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       Address of Principal Executive Office (Street and Number)

                   YORBA LINDA, CALIFORNIA  92887
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                      City, State and Zip Code

                               PART II
                     RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
XX                N-CSR, or portion thereof, will be filed on or before the
--                fifteenth calendar day following the prescribed due date; or
                  the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT WAS NOT ABLE TO ASSEMBLE INFORMATION NECESSARY FOR INCLUSION IN THE SUBJECT REPORT WITHOUT UNREASONABLE EFFORT OR EXPENSE. UNANTICIPATED DELAYS OCCURRED IN TWO AREAS: 1) OBTAINING FINANCIAL INFORMATION FROM THE REGISTRANT'S FOREIGN OPERATIONS, AND 2) FINALIZATION OF RECONCILIATION ISSUES RELATING TO A RECENT, MAJOR ASSET SALE. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       BRUCE NELSON                 (714)             974-2500
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         (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        []Yes  [X]No

THE REGISTRANT PLANS TO INCLUDE IN THE SUBJECT REPORT FORM 8-K DISCLOSURE REGARDING THE REGISTRANT'S ENTRY INTO WAIVER AND TERMINATION AGREEMENTS IN NOVEMBER 2005 RELATING TO CHANGE IN CONTROL AND EXECUTIVE RETENTION AGREEMENTS WITH CLARA YOUNG, A FORMER EXECUTIVE OFFICER, AND SANTANU DAS, A DIRECTOR AND FORMER EXECUTIVE OFFICER.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES REPORTING NET INCOME OF APPROXIMATELY $17.8 MILLION AND $16.5 MILLION FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2005, RESPECTIVELY, AS COMPARED TO NET LOSSES OF APPROXIMATELY $235,000 AND $925,000 FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2004, RESPECTIVELY. THE REGISTRANT ANTICIPATES REPORTING INCOME FROM DISCONTINUED OPERATIONS OF APPROXIMATELY $21.8 MILLION DURING THE THREE MONTHS ENDED DECEMBER 31, 2005 COMPARED TO A NET INCOME OF $478,000 DURING THE THREE MONTHS ENDED DECEMBER 31, 2004. THE INCOME RECORDED IN THE THIRD QUARTER OF FISCAL 2006 FROM DISCONTINUED OPERATIONS INCLUDES A GAIN ON THE SALE OF THE REI BUSINESS IN THE AMOUNT OF APPROXIMATELY $22.8 MILLION, A LOSS FROM THE REI OPERATIONS OF APPROXIMATELY $327,000 AND ESTIMATED TAX EXPENSE OF $650,000 BASED THE GAIN ON SALE. THE REGISTRANT ANTICIPATES REPORTING NET LOSSES FROM CONTINUING OPERATIONS OF APPROXIMATELY $4.0 MILLION AND $5.5 MILLION FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2005, RESPECTIVELY, AS COMPARED TO NET LOSSES OF APPROXIMATELY $713,000 AND $1.9 MILLION FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2004, RESPECTIVELY. THE FOREGOING NUMBERS ARE ESTIMATES AND MAY BE ADJUSTED AS
THE REGISTRANT FINALIZES THE SUBJECT REPORT.

                                  NETGURU, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2006              By: /s/ BRUCE NELSON
     ------------------------      -------------------------------------
                                   Bruce Nelson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.